Exhibit 99.4

Vedanta Limited
Channelling growth opportunities
VENDANTA LIMITED-OIL&GAS ZINC&SILVER ALUMINIUM POWER IRONORE COPPER
INVESTOR PRESENTATION May, 2018

Cautionary Statement and Disclaimer The views expressed here may contain information derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness, reasonableness or reliability of this information. Any forward looking information in this presentation including, without limitation, any tables, charts and/or graphs, has been prepared on the basis of a number of assumptions which may prove to be incorrect. This presentation should not be relied upon as a recommendation or forecast by Vedanta Resources plc and Vedanta Limited and any of their subsidiaries. Past performance of Vedanta Resources plc and Vedanta Limited and any of their subsidiaries cannot be relied upon as a guide to future performance. This presentation contains ‘forward-looking statements’ ? that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as ‘expects,’ ‘anticipates,’ ‘intends,’ ‘plans,’ ‘believes,’ ‘seeks,’ or ‘will.’ Forward?looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a environmental, climatic, natural, political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements. We caution you that reliance on any forward-looking statement involves risk and uncertainties, and that, although we believe that the assumption on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate and, as a result, the forward-looking statement based on those assumptions could be materially incorrect. This presentation is not intended, and does not, constitute or form part of any offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities in Vedanta Resources plc and Vedanta Limited and any of their subsidiaries or undertakings or any other invitation or inducement to engage in investment activities, nor shall this presentation (or any part of it) nor the fact of its distribution form the basis of, or be relied on in connection with, any contract or investment decision. VEDANTA LIMITED ? FY2018 INVESTOR PRESENTATION 2

Contents Section Presenter Page FY18 Review Kuldip Kaura, CEO 4 Financial Update Arun Kumar, CFO 10 Kuldip Kaura, CEO Growth Projects 16 Sudhir Mathur, CEO—Cairn Oil & Gas Appendix 26 VEDANTA LIMITED ? FY2018 INVESTOR PRESENTATION 3

CATERPILLAR
CAT
62

vedanta
transforming elements

FY18 Review

Kuldip Kaura

Chief Executive Officer

VEDANTA LIMITED
OIL&GAS | ZINC&SILVER | ALUMINIUM |
POWER | IRONORE | COPPER

Safety and Sustainability Safety 7 fatalities in FY18 Workshops to validate & manage safety-related Critical Risks 874,296 hours in safety training British Safety Council ?5-Star Rating? for O & G—Rajasthan & Midstream Assets Environment Water & energy savings at 109% & 275% of annual targets respectively GHG emission intensity—on track to achieve 16% reduction against 2012 baseline ; achieved 14% for FY18 Completed Third party audit for tailings/ash management practices Sustainability DJ Sustainability Index ranking at 15th in the metal and mining sector; HZL ranks 11th globally and 3rd under the Environment category 154 Nand Ghars operational —Committed to establishing 4,000 Nand Ghars LTIFR ? (per million man-hours worked) Note: ICMM 2014 methodology adopted from FY2016 onwards Water consumption and Recycling rate 400 VEDANTA LIMITED ? FY2018 INVESTOR PRESENTATION 5

Key Messages - FY 2018

Solid Operational Performance

- Record annual production of refined zinc-lead and silver at Zinc India with successful transition to underground mining
- Record production at Aluminum with an exit rate c.2.0mt
- Exit run rate of: 200 kboepd at O&G

Strong Financials

- EBITDA of Rs. 25,470 cr (36% margin^); PAT of Rs. 8,025 cr*
- FCF of Rs. 7,880 cr; Gross debt reduction of Rs. 8,512# cr; ND/EBITDA of 0.9x
- Record interim dividend of Rs. 7,881 cr
- Contribution of c. Rs. 33,000 cr to the ex-chequer

Delivering Growth

- Zinc India on track for ramp up to 1.2mt
- O&G projects awarded
- Gamsberg to commence production by mid-CY18
- Attractive inorganic opportunities to enter Steel

Operational Excellence

- Vendor partnership programme
- Digitalisation: Real time monitoring and automation
- Strengthened people practices

^ Excludes custom smelting at Copper India and Zinc India operations
**Attributable PAT before exceptional and DDT*
 # Excludes repayment of temporary borrowing by Zinc India & preference shares issued pursuant to the Cairn India merger in April 17

VEDANTA LIMITED – FY2018 INVESTOR PRESENTATION 6

Business highlights

	Zinc India	Zinc International	O&G	Aluminium
Production	Refined Zn-Pb: 960kt Silver: 558 tonnes	BMM: 72kt Skorpion: 84kt	FY18 Avg: 186 kboepd FY18 Exit: 200 kboepd (Gross)	Aluminium: 1.7mt FY18 Exit: c.2.0mt Alumina: 1.2mt
Costs	CoP ex. royalty: $976/t	CoP: $1,603/t	RJ blended: $6.6/bbl	CoP: $1,887/t
EBITDA (Margin %)	Rs. 12,269 cr (55%)	Rs. 1,415 cr (41%)	Rs. 5,429 cr (57%)	Rs. 2,904 cr (12%)
Key developments	• Ore production run rate at RM U/G and SK mine crossed 3.0 and 5.0mtpa • Commissioning of shafts at RAM U/G & SK shafts in Q3 FY19 • CoP impacted by higher coal and coke prices	• Skorpion Pit 112 extension progressing well • Gamsberg on track for production by mid CY18 • CoP impacted by early stripping costs and local FX	• Drilling of 15 Mangala Infill Wells completed • 3 well Cambay Infill drilling completed till date • Successful ramp-up of RDG Phase I to 45 mmscfd	• Ramp-up of Jharsuguda and BALCO smelters • Cost headwinds due to domestic coal and bauxite availability, high alumina and carbon prices






VEDANTA LIMITED – FY2018 INVESTOR PRESENTATION 7

Business highlights (cont'd)

	Power	Iron Ore & Steel	Copper India
Production	Power sales: 11,041MU TSPL availability: 74%	Goa: 4.9mt Karnataka: 2.2mt	Cathodes: 403 kt
Costs	TSPL margin: Re 1/unit	CoP IOG: $27.6/t CoP IOK: $7.8/t	CoP: 5.7c/lb
EBITDA (Margin %)	Rs. 1,669 cr (30%)	Rs. 460 cr (15%)	Rs. 1,308 cr (5%)
Key developments	• TSPL delivered 93% PAF in Q4 FY18 • PLFs of BALCO and Jharsuguda impacted by coal shortages	• NCLT approval for Electrosteel bid received • Goa mining shut on state-wide ban	• Record production in FY18 • Operations closed currently, awaiting CTO renewal







VEDANTA LIMITED – FY2018 INVESTOR PRESENTATION 8

Delivering on our Strategic Priorities

vedanta
transforming elements

Operational Excellence

- Volume growth and asset optimisation
- Optimise costs
- Adopt digitalisation and technology solutions
- Improved realisations
- Reduce working capital

Preserve our License to Operate

- Operate as a responsible business
- Focus on Zero Harm
- Minimising environmental impact
- Ensure social inclusion

Optimise Capital Allocation & Maintain Strong Balance Sheet

- Improving cash flows
- Capital discipline
  - Invest in high IRR projects
  - Deleveraging the balance sheet
  - Shareholder returns

Delivering on Growth Opportunities

- Develop brownfield growth opportunities
- Acquisition of attractive, complementary assets

Augment our Reserves & Resources base

- Well developed exploration programs
- 19.5mt gross additions to Zinc India R&R. Combined R&R of 411mt with 25+ years of mine-life
- Karnataka iron-ore R&R of 100mt with 14 years of mine life
- Focus on greenfield and brownfield exploration

VEDANTA LIMITED – FY2018 INVESTOR PRESENTATION 9

vedanta

vedanta
transforming elements

Financial Update

Arun Kumar

Chief Financial Officer

VEDANTA LIMITED
OIL&GAS | ZINC&SILVER | ALUMINIUM | POWER | IRONORE | COPPER

Financial snapshot EBITDA FCF post capex ND/EBITDA Gross Debt Rs. 25,470 cr Rs. 7,880 cr 0.9x Rs. 58,159 cr Up 19% y-o-y Strong FCF Continues below 1.0x Lower 19% y-o-y EBITDA Margin* Attributable PAT# ROCE^ Dividend 36% Rs. 8,025 cr 17.5% Rs. 7,881 cr Industry leading margin Up 10% y-o-y Up 250 bp Highest ever interim dividend with a dividend yield: 8% * Excludes custom smelting at Copper India and Zinc-India operations # Before exceptional items and DDT ^ ROCE is calculated as EBIT net of tax outflow divided by average capital employed VEDANTA LIMITED ? FY2018 INVESTOR PRESENTATION 11

EBITDA Bridge (FY2018 vs. FY2017) (In Rs. crore) Zinc & Lead 3,624 Aluminum 3,735 Brent 961 Metal Premiums 161 Iron ore (472) Brent Discount (54) Zinc India 1,488 Aluminum 1,136 ZI 177 TSPL 76 Cairn (43) Iron-ore (431) Power (231) Others (11) Note 1. Others include power import due to coal shortage , pot revival cost at Jharsuguda, lower profitability from ancillary business offset by one-off revenue recognition as per PPA in power business. VEDANTA LIMITED ? FY2018 INVESTOR PRESENTATION 12

Net Debt for FY2018 (In Rs. crore) FCF Post Capex Rs. 7,880 crore 1 11,275 21,958 18,269 19,426 3,010 7,160 7,434 294 10,683 8,099 4,112 Net Debt Special Preference Adjusted Net CF from WC Capex Translation & Net Debt Dividends Reported Net 1st Apr 17 Dividend in Shares Debt Operations Movements Others 31st Mar 18 paid by VEDL Debt Apr 1st Apr 17 & HZL and ASI 31st Mar 18 Acquisition Note 1: Dividends is Rs. 9,653 Cr and ASI Acquisition of Rs. 1,622 Cr VEDANTA LIMITED ? FY2018 INVESTOR PRESENTATION 13

Strong Credit Profile and Balance Sheet Maturity Profile of Term Debt: Rs. 33,197 Crore ($5.1 bn) (as of 31st Mar 2018) Term debt of Rs. 33,197 crore ( Rs. 19,383 Cr at Standalone and Rs. 13,814 crore at Subsidiaries) Maturity profile excludes working capital / short term borrowing of Rs. 21,951 crore, and preference share of Rs. 3,010 crore ? Continued focus on balance sheet management and cost optimization ? Reduced gross debt by Rs. 8,512* Cr crore during FY2018 ? CRISIL (subsidiary of S&P) and India Ratings revised outlook to ?AA/Positive? from ?AA/ Stable? in Mar 2018 and October 2017 respectively ? Already tied-up NCDs Rs. 4,000 crore at VEDL Standalone and Rs. 1,000 crore at subsidiaries to address FY2019 maturities? Strong liquidity: Cash and liquid investments of Rs. 36,201 crore and undrawn fund based line of credit of c. Rs. 3,500 crore * Excluding repayment of temporary borrowing by Zinc India & preference shares issued pursuant to the Cairn India merger in April 17 VEDANTA LIMITED ? FY2018 INVESTOR PRESENTATION 14

Capex at Attractive Returns Prioritised high-return, low-risk projects to maximize cash flows Strong cash flows to self fund FY 2018 Capex spent $0.8bn Capex guidance to c. $1.5bn for FY 2019 Growth Capex Profile and Free Cash Flow pre capex—$bn Note: ROCE is calculated as EBIT net of tax outflow divided by average capital employed VEDANTA LIMITED ? FY2018 INVESTOR PRESENTATION 15

Growth Projects

Kuldip Kaura

Chief Executive Officer

Sudhir Mathur

CEO – Cairn Oil & Gas

VEDANTA LIMITED

OIL & GAS | ZINC & SILVER | ALUMINIUM | POWER | IRON ORE | COPPER

India's Growth Drives Resources Demand

vedanta
transforming elements

GDP (real)	Per capita income (real)	Urbanisation	
6.0 trillion (2030)	**3,979** (2030)	**40%** (2030)	Improving regulatory environment: Transparent auctioning and private ownership
2.8 trillion (2018)	2,083 (2018)	34% (2018)	

India's demand potential



2.5 kg
3.4
7.5kg
11.3
2018
2030
Aluminium (mt)
0.5 kg
0.7
1 kg
1.6
2018
2030
Zinc (mt)
1.3 b
4.8
1.5 b
6.1
2018
2030
Oil (mn bbl/day)
0.4 kg
0.6
0.9 kg
1.4
2018
2030
Copper (mt)

Vedanta is well positioned to benefit from India's demand potential

Source: Wood Mackenzie, Internal estimates
Note: All commodities demand correspond to primary demand except for aluminium

India's per capita consumption

VEDANTA LIMITED – FY2018 INVESTOR PRESENTATION 17

High-return growth projects with further optionality

	Current	Near-term growth	Medium-term growth	Current update
Zinc India	Zinc-lead production: **c.1mt** Silver: **558t**	Zinc-lead production: **1.2mt** Silver: **+800t**	Zinc-lead production: **1.5mt** Silver: **1,500t**	• Phase – I with target of 1.35mt pa towards a ramp-up to 1.5MT pa production announced
Zinc Intl. (Gamsberg)	FY 19 production **100kt**	**250kt**	**600kt**	• Capex on target; • CoP expected at $1000-$1150/t
O&G	**186 kboepd** Exit run rate: **200 kboepd**	**275-300 kboepd**	**500kboepd**	• Total gross capex of $2bn; • Contracts for $1.3bn awarded
Iron Ore (Electrosteel)	Bolt-on acquisition **0.8mt**	**1.5mt**	**2.5mt**	• Consideration : c. $800mm; • Value Addition through – Immediate ramp-up to 1.5MT; readiness for Jharkhand Project
Copper	**403kt**	**800kt**		• Project on track with EPC contract awarded
Aluminium	Aluminium: **1.7mt** Alumina: **1.2mt**	Aluminium: **2.3mt** Alumina: **4mt**	Aluminium: **3mt** Alumina: **6mt**	• Optionality to ramp-up Lanjigarh refinery with local bauxite

VEDANTA LIMITED – FY2018 INVESTOR PRESENTATION
18

$2 billion Capex for Incremental 200 kboepd Peak Production Million barrels of oil equivalent 2P Reserves: 2009 465 74 539 Production: 2009-18 478 126 604 Reserves & Resources: 2018 97 35 176 375 580 1,263 Commercialised 683 RJ PSC 2020 (Base) Ravva, CB, etc. PSC Extension Growth Projects Yet to be Commercialised o Generated production, reserves, and resources of 1.8 bnboe since 2009 o Gross capex of $2 bn for Growth Projects over 2-3 years to monetize 375 mmboe, $1.3 bn contracts in place, $0.5 bn contracts to be awarded by Q1FY19 o IRR of &gt;20% at oil price of $40 per barrel Production (kboepd) 275-320 220-250 186 FY18 (A) FY19 (E) FY20 (E) o FY19 target production at 118% to 134% of FY18 o Opex of sub ~ $7/boe for FY19 o Capex of $600—$800 in FY19 (A): Actual, (E): Estimate VEDANTA LIMITED ? FY2018 INVESTOR PRESENTATION 19

Growth Projects: Doubling the number of wells in Rajasthan

vedanta
transforming elements

- Gross capex of $2 bn for Growth Projects to monetize 375 mmboe, $1.3 bn contracts in place, $0.5 bn contracts to be awarded by Q1FY19
- Increasing wells in Rajasthan from 500+ to 900+ will add incremental peak production of 200 kboepd
- 9 development drilling rigs - 4 rigs at site, 3 rigs to be added in May and 2 rigs in August

Enhanced Oil Recovery:

Drilling 300+ wells
Capex $ 1.1bn, EUR 240 mmbbls,
127 kboepd peak production

- **Bhagyam and Aishwariya EOR Polymer**
  - ✓ 5% additional recovery over field life (40 mmbls); First oil in May
  - ✓ 2 drilling rigs operating at site
  - ✓ First well spud in April 2018
- **MBA ASP**
  - ✓ Pilot successful
  - ✓ 10% additional recovery over field life (200 mmbls); First oil in Oct
  - ✓ Overall recovery enhanced to 45%
  - ✓ 2 rig drilling contract awarded
  - ✓ Surface facility tendering underway



Well Spud at Aishwariya EOR in Apr 2018

Tight Oil and Gas:

Drilling 80+ wells
Capex $ 0.6bn, EUR 137 mmbbls,
45 kboepd peak production

- **Tight Gas (Raageshwari Deep Gas)**
  - ✓ Targeting 150 mmscfd production
  - ✓ 2 rig drilling program
  - ✓ First well spud in April 2018
  - ✓ Surface facility contract awarded
- **Tight Oil (ABH)**
  - ✓ First tight oil monetization to unlock Barmer Hill potential
  - ✓ 2 rig drilling program
  - ✓ First well spud planned for May 2018; First oil in Nov



Well Spud at RDG in Apr 2018

Infill and Upgrade Projects:

Drilling 45 wells
Capex $ 0.3bn, EUR 28mmbbls,
28 kboepd peak production

- **Mangala Infill**
  - ✓ Accelerate near term production
  - ✓ First well spud planned for May 2018; First oil in Jun
- **Liquid Handling Upgrade**
  - ✓ Capacity increase by ~30% to 1.3 bn barrels of fluid per day
  - ✓ Key contracts to be awarded by May 2018



Mangala Processing Terminal

VEDANTA LIMITED – FY2018 INVESTOR PRESENTATION 20

Exploration: Creating Sustainable Stakeholder Value

Gross Capex of over $ 100m for Exploration & Appraisal in FY19

Onshore Exploration

- **Rajasthan Exploration (300-600 mmboe of resources)**
  - ✓ 7-18 E&A wells drilling to commence in Aug 2018
- **Rajasthan Tight Oil Appraisal (190 mmboe of resources)**
  - ✓ Appraisal of 4 Tight Oil fields (V&V, MBH, DP and Shakti)
  - ✓ Contract awarded; Drilling planned for H2FY19

Offshore Exploration

- **KG Exploration (300 mmboe of resources)**
  - ✓ First well spud in April 2018
  - ✓ 2 well exploration drilling campaign
- **Ravva Exploration (100 mmboe of resources)**
  - ✓ 4 wells exploration drilling planned for H2FY19

New Acreage

- **Open Acreage Licensing Policy (OALP)**
  - ✓ Participated in all 55 blocks on offer
  - ✓ Expect to increase our exploration portfolio significantly to continue building the reserve and resources base



Well spud at KG Offshore in Apr 2018

VEDANTA LIMITED – FY2018 INVESTOR PRESENTATION 21

Aluminium: Ramp-up on track, Focus on Costs Cost of production ($/t) * Implied COP, assuming costs for imported alumina, coal e-auction and carbon remain at average FY2018 levels Value added sales (% of total) Ramp-up alumina production (FY19: 1.5-1.6mt) vs FY18: 1.2mt Alumina Step change in local bauxite sourcing Diversify imported alumina sourcing Improve linkage realization and increase coal linkages (FY19: 63% of coal requirement vs FY18: 45%) Power Improve plant operating parameters to deliver higher PLFs and reduction in non-coal costs Reduce GCV loss with new Coal India policy Strategic partnership with key suppliers Carbon & Other Enhance productivity and operational efficiency Increase value-added production Marketing and domestic sales Focus on higher value addition Long term contracts with OEMs VEDANTA LIMITED ? FY2018 INVESTOR PRESENTATION 22

Zinc India: Vision of 1.5mtpa MIC capacity Roadmap to Phase ? I of 1.35mtpa FY18 FY20 FY21 Rampura Agucha UG 2.1 4.5 5.0 Sindesar Khurd 4.6 6.0 6.5 Zawar 2.2 4.5 5.7 Rajpura Dariba 0.9 1.5 2.0 Kayad 1.2 1.2 1.2 Total ore capacity 10.9 17.7 20.4 mtpa MIC capacity mtpa 0.73 1.20 1.35 Announced next phase of expansion from 1.2mtpa to 1.35mtpa over 3 years Rs. 4500 cr for expansion to 1.35mtpa Higher silver recovery—three Fumer plants and tailings retreatment VEDANTA LIMITED ? FY2018 INVESTOR PRESENTATION 23

Zinc International: Gamsberg Expansion Reserve and Resource of 215mt (15mt Zinc) Potential to ramp up to 600ktpa Phase 1 : On track for first production in middle 2018 Ramp up to 250kt by FY2020 Potential Phase 2 : Mine design for open pit completed Addition of ~200-250ktpa Feasibility work commenced for an integrated Smelter-Refinery with 250ktpa metal production VEDANTA LIMITED ? FY2018 INVESTOR PRESENTATION 24

Key Investment Highlights 1 2 Large & diversified asset base with an Ideally positioned to capitalise on attractive commodity mix India?s growth potential 3 4 Operational Excellence and Well-invested assets driving cash flow growth Technology Driving Efficiency and Sustainability 5 6 Strong Financial Profile Proven Track Record VEDANTA LIMITED ? FY2018 INVESTOR PRESENTATION 25

Appendix V E D A N T A L I M I T E D O I L & G A S | Z I N C & S I L V E R | A L U M I N I U M | P O W E R | I R O N O R E | C O P P E R

FY 2019 Guidance

Segment	FY19 Production	FY19 CoP
Zinc India	Zinc-Lead Integrated > FY18 production ; Silver: 650 - 700 tonnes	$950-975/t excluding royalty
Zinc International	Skorpion and BMM: 150kt Gamsberg: 100kt	ZI COP (excl Gamsberg) : $1850 - 1950 Gamsberg: $1,000 - $1,150/t
Oil & Gas	Gross Volume: 220-250 kboepd	Opex: sub ~ $7/boe
Aluminium	Alumina: 1.5-1.6 mt ; Aluminium: c2.0 mt	COP: $ 1,725 – 1,775/t*
Power	TSPL plant availability: 80%	-
Iron Ore	Goa: Nil and Karnataka: 4.0 mtpa#	-
Copper - India	Cathode Production – 100kt per quarter	-

** Implied COP, assuming costs for imported alumina, coal e-auction and carbon remain at average FY2018 levels*
 # Including estimated increase from additional mining cap allocation

VEDANTA LIMITED – FY2018 INVESTOR PRESENTATION 27

Income Statement Depreciation & Amortization Higher in Q4 primarily on account of higher capitalisation at Aluminium business offset by lower charge at Oil & Gas due to change in reserve estimates and change in depreciation method based on proved & developed reserves Finance Cost Lower in Q4 & FY 18 on account of de-leveraging and lower interest rates during the year Other income Lower in FY 18 on account of lower investment corpus and MTM loss Taxes FY 18 tax rate of 32% (before exceptional & DDT) in line with guidance Exceptional Items Includes net impairment reversal of Rs. 4,436 cr (Refer next slide) partially offset by reclassification of FCTR relating to subsidiary investment companies under liquidation of Rs. 1,485 cr Q4 Q4 In Rs. Crore FY?18 FY?17 FY?18 FY?17 Revenue 92,923 76,171 27,630 23,691 EBITDA 25,470 21,437 7,929 7,275 Depreciation & amortization (6,283) (6,292) (1,683) (1,604) Finance Cost (5,783) (5,855) (1,424) (1,503) Other Income 3,574 4,581 993 921 Exceptional items—credit/(expense) 2,897 (114) 2,869 (114) Taxes (5,339) (2,103) (2,403) (636) Taxes ? DDT 1,536 (196) 1,536 (154) Taxes on exceptional items (2,074) (34) (2,050) (34) Profit After Taxes (before exceptional items 11,333 11,663 3,320 4,528 and DDT) Profit After Taxes (before exceptional items) 12,869 11,467 4,856 4,374 Profit After Taxes 13,692 11,319 5,675 4,226 Attributable profit (before exceptional items 8,025 7,323 2,420 2,970 and DDT)1 Attributable profit (before exceptional items)1 9,561 7,127 3,956 2,816 Attributable PAT 10,342 6,958 4,802 2,647 Minorities % (before exceptional items and DDT) 29% 37% 27% 34% Note 1. In view of clarification issued by Ind-AS Transition Facilitation Group, we have revised the accounting for dividend distribution tax (DDT) on profits of subsidiaries. Hence the previous periods have been restated to give effect of the same Previous period figures have been regrouped or re-arranged wherever necessary to conform to the current period?s presentation VEDANTA LIMITED ? FY2018 INVESTOR PRESENTATION 28 Non Cash Impairment Charge in Q4

Non Cash Impairment Charge in Q4

Net impairment reversal of Rs. 4,436 cr in Q4

- **Oil & Gas business:**
  - Reversal of previously recorded impairment charge of Rs. 7,016 cr (Rs. 4,257 cr net of taxes) in FY 2018.
  - Non cash impairment reversal taken, following the progress on the key growth projects which are expected to result in enhanced recovery of resources in commercially viable manner leading to a higher forecast to oil production and savings in the cost
  - Present value of long term future cash flows based on oil price of $62/bbl in FY 2019, increasing to $65/bbl in FY 2022 and an annual inflation of 2.5% p.a. thereafter

- **Iron ore:**
  - Non cash impairment charge of Rs. 2,329 Cr (Rs. 1,726 Cr net of taxes) pursuant to Supreme court order for cancellation of all mining lease in Goa w.e.f 16th March 2018

- **Aluminium business:**
  - Non cash Impairment charge of Rs. 251 cr (Rs. 163 cr net of taxes) taken in relation to old non usable CWIP at Aluminium Business

- No impact on company's financial covenants or its funding position
- The numbers stated are based on IndAS, will differ under IFRS

VEDANTA LIMITED – FY2018 INVESTOR PRESENTATION 29

Project Capex

Capex in Progress	Status	Capex[5] ($mn)	Spent up to Mar 2017 [6]	Spent in FY2018	Unspent as at 31 Mar'18 [7]
Cairn India – Mangala Infill, Liquid handling, Bhagyam & Aishwariya EOR, Tight Oil & Gas etc		1386	56	127	1203
Aluminium Sector					
BALCO – Korba-II 325ktpa Smelter and 1200MW power plant(4x300MW)[1]	Smelter: fully operational	1,872	1965	(1) [3]	(92)
Jharsuguda 1.25mtpa smelter	Line 3: Fully capitalised Line 4: Fully Capitalised Line 5: Two Section capitalised	2,920	2746	100	74
Zinc India					
1.2mtpa mine expansion [2]	Phase-wise by FY2020	1,600	967	299	335
Others		150	12	60	77
Zinc International					
Gamsberg Mining Project[4]	First production by mid CY 2018	400	68	173	159
Copper India					
Tuticorin Smelter 400ktpa	On track for completion in Q3 FY2020	717	139	50	528
Capex Flexibility					
Metals and Mining					
Lanjigarh Refinery (Phase II) – 5mtpa	Under evaluation, subject to Bauxite availability	1,570	822	14	734
Zinc India (1.2mtpa to 1.35mtpa mine expansion)	Subject to Board approval	698	-	-	698
Skorpion Refinery Conversion	Currently deferred till Pit 112 extension	156	14	-	142

1. *Cost overrun on account of changes in exchange rates. Total overrun expected to be $120mn by FY2019*
2. *HZL total spent till Mar'17 adjusted for re-grouping of Projects*
3. *Positive on account of sale of trial run production*
4. *Capital approved US$400 million excludes interest during construction (IDC).*
5. *Is based on exchange rate prevailing at time of approval.*
6. *Is based on exchange rate prevailing at the time of incurrence*
7. *Unspent capex represents the difference between total projected capex and cumulative spend as on 31st Mar 2018*

VEDANTA LIMITED – FY2018 INVESTOR PRESENTATION 30

EBITDA Bridge (Q4 FY2018 vs Q3 FY2018) (In Rs. crore) Aluminium 174 Brent 136 Iron ore 2 Brent Discount 28 Metal Premiums 85 Zinc & Lead (94) Zinc India 277 Aluminium 61 Iron ore 35 Cairn (14) TSPL (21) Power (35) Others 17 420 6,931 320 331 274 79 172 6,781 Operational Market & Regulatory Rs. 740 crore Rs. 150 crore 1 Q3 FY 18 LME/ Brent / Input Currency Profit Adjusted Volume Cost & Others Q4 FY 18 Premiums Commodity Petroleum EBITDA Marketing Deflation Note 1. Others include lower power import and pot revival cost at Jharsuguda and one-off revenue recognition as per PPA in power business VEDANTA LIMITED ? FY2018 INVESTOR PRESENTATION 31

Entity Wise Cash and Debt 31 Mar 2018 31 Mar 2017 Company Debt Cash & LI Net Debt Debt Cash & LI Net Debt Vedanta Limited Standalone 40,713 7,132 33,581 43,233 2,316 40,917 Cairn India Holdings Limited1 2,773 5,653 (2,880)—27,646 (27,646) Zinc India—22,189 (22,189) 7,908 32,166 (24,258) Zinc International—625 (625)—907 (907) BALCO 4,915 60 4,855 4,925 63 4,862 Talwandi Sabo 8,651 23 8,628 8,012 191 7,821 Others2 1,107 519 588 7,491 182 7,310 Vedanta Limited Consolidated 58,159 36,201 21,958 71,569 63,471 8,099 Notes: Debt numbers are at Book Value and excludes inter-company eliminations. 1. Cairn India Holdings Limited is a wholly owned subsidiary of Vedanta Limited which holds 50% of the share in the RJ Block 2. Others includes MALCO Energy, CMT, VGCB, Sesa Resources, Fujairah Gold, Vedanta Limited?s investment companies and ASI. VEDANTA LIMITED ? FY2018 INVESTOR PRESENTATION 32

Debt Breakdown & Funding Sources Diversified Funding Sources for Term Debt of $5.1bn (as of 31st Mar 2018) 13% Term Loans-INR Bonds-INR 52% 35% Term Loans-USD/Foreign Currency Term debt of $3.0bn at Standalone and $2.1bn at Subsidiaries, total consolidated $5.1bn Debt Breakdown (as of 31 Mar 2018) Debt breakdown as of 31 (in $bn) (Rs. in 000? Cr) March 2018 Term debt 5.1 33.2 Working capital 0.6 4.1 Short term borrowing 2.7 17.9 Preference shares issued 0.5 3.0 pursuant to merger Total consolidated debt 8.9 58.2 Cash and Liquid Investments 5.6 36.2 Net Debt 3.3 22.0 Debt breakup ($8.9bn)—INR Debt 93%—USD / Foreign Currency Debt 7% Note: USD?INR: Rs. 65.0441 at 31 Mar 2018 VEDANTA LIMITED ? FY2018 INVESTOR PRESENTATION 33

Segment Summary – Zinc India

Production *(in '000 tonnes, or as stated)*	Q4			Q3	Full year		
	FY 2018	FY 2017	% change YoY	FY2018	FY 2018	FY 2017	% change YoY
Mined metal content	255	312	(18)%	240	947	907	4%
Refined Zinc – Total	206	215	(4)%	200	791	672	18%
Refined Zinc – Integrated	206	215	(4)%	200	791	670	18%
Refined Zinc – Custom	-	-	-	-	-	2	-
Refined Lead - Total [1]	50	45	11%	46	168	139	21%
Refined Lead – Integrated	50	45	11%	46	168	139	21%
Refined Lead – Custom	-	-	-	-	-	-	-
Refined Saleable Silver - Total (in tonnes) [2]	170	139	22%	132	558	453	23%
Refined Saleable Silver - Integrated (in tonnes)	170	139	22%	132	558	453	23%
Refined Saleable Silver - Custom (in tonnes)	-	-	-	-	-	-	-
Financials *(In Rs. crore, except as stated)*							
Revenue	6,183	6,672	(7%)	5,853	22,147	18,465	20%
EBITDA	3,640	3,745	(3)%	3,238	12,269	9,528	29%
Zinc CoP without Royalty (Rs. /MT)	59,600	53,200	12%	66,100	63,600	55,700	14%
Zinc CoP without Royalty ($/MT)	925	794	17%	1,022	976	830	18%
Zinc CoP with Royalty ($/MT)	1,373	1,152	19%	1,437	1,365	1,154	18%
Zinc LME Price ($/MT)	3,421	2,780	23%	3,236	3,057	2,368	29%
Lead LME Price ($/MT)	2,523	2,278	11%	2,492	2,379	2,005	19%
Silver LBMA Price ($/oz)	16.8	17.4	(4)%	16.7	16.9	17.8	(5)%

1. *Excludes captive consumption of 1,570 tonnes in Q4 FY 2018 vs 1,633 tonnes in Q4 FY 2017 & 1,786 tonnes in Q3 FY 2018. For FY2018 it was 6,946 MT as compared to 5,285 MT in FY2017*
2. *Excludes captive consumption of 8.209MT in Q4 FY 2018 and 8.651 MT in Q4 FY 2017 & 9.275 MT in Q3 FY 2018. For FY2018 it was 36.438 MT as compared with 27.396 MT in FY2017*

VEDANTA LIMITED – FY2018 INVESTOR PRESENTATION
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Segment Summary ? Zinc International Q4 Q3 Full year Production (in?000 tonnes, or as stated) FY 2018 FY 2017 % change YoY FY2018 FY 2018 FY 2017 % change YoY Refined Zinc ? Skorpion 22 21 3% 26 84 85 (1)% Mined metal content- BMM 13 20 (33)% 21 72 70 3% Total 35 41 (14)% 47 157 156—Financials (In Rs. Crore, except as stated) Revenue 822 504 63% 970 3,446 2,230 55% EBITDA 259 138 90% 446 1,415 928 52% CoP ? ($/MT) 1,976 1,439 37% 1,383 1,603 1,417 13% Zinc LME Price ($/MT) 3,421 2,780 23% 3,236 3,057 2,368 29% Lead LME Price ($/MT) 2,523 2,278 11% 2,492 2,379 2,005 19% VEDANTA LIMITED ? FY2018 INVESTOR PRESENTATION 35

Segment Summary ? Oil & Gas Q4 Q3 Full year OIL AND GAS (boepd) FY 2018 FY 2017 % change YoY FY2018 FY 2018 FY 2017 % change YoY Average Daily Total Gross Operated Production 200,032 194,343 3% 193,647 195,150 199,574 (2)% (boepd)* Average Daily Gross Operated Production 190,172 184,585 3% 184,133 185,587 189,926 (2)% (boepd) Rajasthan 162,357 157,338 3% 157,096 157,983 161,571 (2)% Ravva 16,271 17,769 (8)% 16,876 17,195 18,602 (8)% Cambay 11,543 9,477 22% 10,161 10,408 9,753 7% Average Daily Working Interest Production 121,929 117,926 3% 117,828 118,620 121,186 (2)% (boepd) Rajasthan 113,650 110,137 3% 109,967 110,588 113,100 (2)% Ravva 3,661 3,998 (8)% 3,797 3,869 4,185 (8)% Cambay 4,617 3,791 22% 4,064 4,163 3,901 7% Total Oil and Gas (million boe) Oil & Gas- Gross 17.1 16.6 3% 16.9 67.7 69.3 (2)% Oil & Gas-Working Interest 11.0 10.6 3% 10.8 43.3 44.2 (2)% Financials (In Rs. crore, except as stated) Revenue 2,749 2,131 29% 2,413 9,536 8,204 16% EBITDA 1,509 1,121 35% 1,359 5,429 4,013 35% Average Oil Price Realization ($ / bbl) 59.0 47.7 24% 53.0 50.7 43.3 17% Brent Price ($/bbl) 66.8 53.7 24% 61.3 57.5 48.6 18% * Including internal gas consumption VEDANTA LIMITED ? FY2018 INVESTOR PRESENTATION 36

Segment Summary – Oil & Gas

OIL AND GAS (boepd)	Q4			Q3	Full year		
	FY 2018	FY 2017	% change YoY	FY2018	FY 2018	FY 2017	% change YoY
Average Daily Production							
Gross operated	190,172	184,585	3%	184,133	185,587	189,926	(2)%
Oil	181,612	180,914	-	175,911	177,678	184,734	(4)%
Gas (Mmscfd)	51.4	22.0	-	49.3	47.4	31.2	52%
Working Interest	121,929	117,926	3%	117,828	118,620	121,186	(2)%
Rajasthan (Block RJ-ON-90/1)							
Gross operated	162,357	157,338	3%	157,096	157,983	161,571	(2)%
Oil	157,592	156,737	-	153,530	154,307	159,939	(4)%
Gas (Mmscfd)	28.6	3.6	693%	21.4	22.1	9.8	125%
Gross DA 1	145,338	141,886	2%	140,584	141,385	146,423	(3)%
Gross DA 2	16,773	15,452	9%	16,445	16,450	15,148	9%
Gross DA 3	246	0		67	149	0	
Working Interest	113,650	110,137	3%	109,967	110,588	113,100	(2)%
Ravva (Block PKGM-1)							
Gross operated	16,271	17,769	(8)%	16,876	17,195	18,602	(8)%
Oil	14,081	16,122	(13)%	14,273	14,795	16,566	(11)%
Gas (Mmscfd)	13.1	9.9	33%	15.6	14.4	12.2	18%
Working Interest	3,661	3,998	(8)%	3,797	3,869	4,185	(8)%
Cambay (Block CB/OS-2)							
Gross operated	11,543	9,477	22%	10,161	10,408	9,753	7%
Oil	9,939	8,055	23%	8,108	8,576	8,228	4%
Gas (Mmscfd)	9.6	8.5	13%	12.3	11.0	9.1	20%
Working Interest	4,617	3,791	22%	4,064	4,163	3,901	7%
Average Price Realization							
Cairn Total (US$/boe)	58.8	47.7	23%	52.8	50.5	43.3	16%
Oil (US$/bbl)	59.0	47.7	24%	53.0	50.7	43.3	17%
Gas (US$/mscf)	8.7	6.0	45%	7.6	7.4	6.9	8%

VEDANTA LIMITED – FY2018 INVESTOR PRESENTATION

37

Segment Summary – Aluminium

Particulars (in'000 tonnes, or as stated)	Q4			Q3	Full year		
	FY 2018	FY 2017	% change YoY	FY2018	FY 2018	FY 2017	% change YoY
Alumina – Lanjigarh	351	313	12%	287	1,209	1,208	-
Total Aluminum Production	477	353	35%	445	1,675	1,213	38%
Jharsuguda-I	132	132	-	116	440	525	(16)%
Jharsuguda-II [1]	202	100	-	187	666	261	-
245kt Korba-I	66	64	2%	65	259	256	1%
325kt Korba-II [2]	77	57	36%	77	310	171	81%
Jharsuguda 1800 MW (MU)	-	-	-	-	-	511	-
Financials *(In Rs. crore, except as stated)*							
Revenue	7,158	4,652	54%	6,514	23,434	14,835	58%
EBITDA – BALCO	310	356	(13)%	166	791	698	13%
EBITDA – Vedanta Aluminium	1,000	634	57%	444	2,113	1,608	31%
EBITDA Aluminum Segment	1,310	990	32%	609	2,904	2,306	26%
Alumina CoP – Lanjigarh ($/MT)	326	290	12%	327	326	282	16%
Alumina CoP – Lanjigarh (Rs. /MT)	20,900	19,400	8%	21,200	21,000	18,900	11%
Aluminium CoP – ($/MT)	1,970	1,492	32%	1,945	1,887	1,463	29%
Aluminium CoP – (Rs. /MT)	126,600	99,900	27%	125,900	121,600	98,200	24%
Aluminum CoP – Jharsuguda ($/MT)	1,955	1,493	31%	1,919	1,867	1,440	30%
Aluminium CoP – Jharsuguda(Rs. /MT)	125,700	100,000	26%	124,200	120,300	96,600	25%
Aluminum CoP – BALCO ($/MT)	2,005	1,489	35%	2,000	1,923	1,506	28%
Aluminium CoP – BALCO (Rs. /MT)	128,900	99,800	29%	129,400	123,900	101,100	23%
Aluminum LME Price ($/MT)	2,159	1,851	17%	2,102	2,046	1,688	21%

1. *Including trial run production of 9.8 kt in Q4 FY2018 and 28.0 kt in Q4 FY2017 and 18.0 kt in Q3 FY2018. For FY 2018 Trial run production was 61.8 kt vs 95.0 kt in FY2017*
2. *Including trial run production of NIL tonnes in Q4 FY2018 and 18.5 kt in Q4 FY2017 and 56.0 tonnes in Q3 FY2018. For FY 2018 Trial run production was 16.1kt vs 47.0 kt in FY2017*

VEDANTA LIMITED – FY2018 INVESTOR PRESENTATION 38

Segment Summary ? Power Q4 Q3 Full year Particulars (in million units) FY 2018 FY 2017 % change YoY FY2018 FY 2018 FY 2017 % change YoY Total Power Sales 3,109 3,462 (10)% 3,146 11,041 12,916 (15)% Jharsuguda 600 MW 404 952 (58)% 111 1,172 3,328 (65)% BALCO 600 MW 388 793 (51)% 466 1,536 2,609 (41)% MALCO—46 — 4 190 (98)% HZL Wind Power 58 75 (23)% 57 414 448 (8)% TSPL 2,258 1,596 41% 2,512 7,915 6,339 25% Financials (in Rs. crore except as stated) Revenue 1,764 1,509 17% 1,724 5,652 5,608 1% EBITDA 597 466 29% 595 1,669 1,642 2% Average Cost of Generation(Rs. /unit) ex. TSPL 2.72 2.27 20% 2.74 2.36 2.10 12% Average Realization (Rs. /unit) ex. TSPL 3.01 2.71 11% 2.97 2.88 2.83 2% TSPL PAF (%) 93% 85%—97% 74% 79% -TSPL Average Realization (Rs. /unit) 3.40 2.91 17% 3.49 3.49 3.27 7% TSPL Cost of Generation (Rs. /unit) 2.33 1.93 21% 2.40 2.54 2.28 11% VEDANTA LIMITED ? FY2018 INVESTOR PRESENTATION 39

Segment Summary – Power (contd.)

Power Generation Capacity – c. 9GW

IPP: 3.6GW

- 600MW Jharsuguda (of 2400MW plant)
- 1,980MW TSPL
- 2*300MW BALCO (of 1200MW plant)
- 274MW HZL Wind Power
- 100MW MALCO


41%
59%

CPP:5.1GW

- 1,215MW Jharsuguda
- 3*600MW Jharsuguda (of 2400MW plant)
- 540MW BALCO
- 270MW BALCO
- 2*300MW BALCO (of 1200 MW plant)
- 90MW Lanjigarh
- 474MW HZL
- 160MW Tuticorin

Note: MALCO 100MW (IPP) is under care and maintenance since 26th May 2017

VEDANTA LIMITED – FY2018 INVESTOR PRESENTATION
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Segment Summary ? Iron Ore Particulars (in million dry metric tonnes, or Q4 Q3 Full year as stated) FY 2018 FY 2017 % change YoY FY2018 FY 2018 FY 2017 % change YoY Sales 2.7 3.0 (8)% 1.8 7.6 10.2 (26)% Goa 2.4 2.3 5% 1.0 5.4 7.4 (26)% Karnataka 0.3 0.7 (51)% 0.8 2.2 2.7 (21)% Production of Saleable Ore 1.7 3.7 (55)% 0.9 7.1 10.9 (35)% Goa 1.5 3.7 (58)% 0.8 4.9 8.8 (44)% Karnataka 0.1 0.0—0.1 2.2 2.1 2% Production (?000 tonnes) Pig Iron 182 182—165 646 708 (9)% Financials (In Rs. crore, except as stated) Revenue 1,070 1,301 (18)% 843 3,174 4,291 (26)% EBITDA 193 387 (50)% 231 460 1,322 (65)% VEDANTA LIMITED ? FY2018 INVESTOR PRESENTATION 41

Segment Summary ? Copper India Q4 Q3 Full year Production (in ?000 tonnes, or as stated) FY 2018 FY 2017 % change YoY FY 2018 FY 2018 FY 2017 % change YoY Copper—Cathodes 106 103 3% 101 403 402 -Tuticorin power sales (million units) 2 64 (97)% 3 39 200 (80)% Financials (In Rs. crore, except as stated) Revenue 7,518 6,803 11% 5,898 24,975 22,129 13% EBITDA 407 434 (6)% 297 1,308 1,693 (23)% Net CoP ? cathode (US/lb) 4.7 4.8 (2)% 5.6 5.7 5.0 15% Tc/Rc (US/lb) 22.0 23.8 (8)% 20.8 21.3 22.4 (5)% Copper LME Price ($/MT) 6,961 5,831 19% 6,808 6,451 5,152 25% VEDANTA LIMITED ? FY2018 INVESTOR PRESENTATION 42

Sales Summary Sales volume Q4 FY2018 FY 2018 Q4 FY2017 FY 2017 Q3 FY2018 Zinc-India Sales Refined Zinc (kt) 210 793 217 696 200 Refined Lead (kt) 50 169 47 138 45 Total Zinc (Refined+Conc) kt 210 793 243 723 200 Total Lead (Refined+Conc) kt 50 169 47 138 45 Total Zinc-Lead (kt) 259 961 290 861 245 Silver (moz) 5.4 17.9 4.4 14.4 4.2 Zinc-International Sales Zinc Refined (kt) 23 85 22 86 26 Zinc Concentrate (MIC) 6 34 3 21 6 Total Zinc (Refined+Conc) 29 118 24 107 32 Lead Concentrate (MIC) 8 53 3 33 14 Total Zinc-Lead (kt) 37 171 28 140 47 Aluminium Sales Sales—Wire rods (kt) 115 381 90 323 93 Sales—Rolled products (kt) 8 27 8 18 6 Sales—Busbar and Billets (kt) 102 316 41 145 89 Total Value added products (kt) 224 723 138 486 189 Sales—Ingots (kt) 263 949 233 723 265 Total Aluminium sales (kt) 487 1,672 371 1,209 453 VEDANTA LIMITED ? FY2018 INVESTOR PRESENTATION 43

Sales Summary Q4 FY Q4 FY Sales volume FY2018 FY2017 Q3 FY2018 2018 2017 Iron-Ore Sales Goa (mn DMT) 2.4 5.4 2.3 7.4 1.0 Karnataka (mn DMT) 0.3 2.2 0.7 2.7 0.8 Total (mn DMT) 2.7 7.6 3.0 10.2 1.8 Pig Iron (kt) 185 645 202 714 171 Copper-India Sales Copper Cathodes (kt) 43 200 53 192 60 Copper Rods (kt) 64 203 51 207 42 Sulphuric Acid (kt) 138 505 113 499 126 Phosphoric Acid (kt) 45 195 53 199 53 Sales volume Q4 FY2018 FY2018 Q4 FY2017 FY2017 Q3 FY2018 Power Sales (mu) Jharsuguda 600 MW 404 1,172 952 3,328 111 TSPL 2,258 7,915 1,596 6,339 2,512 BALCO 600 MW 388 1,536 793 2,609 466 MALCO—4 46 190 -HZL Wind power 58 414 75 448 57 Total sales 3,109 11,041 3,462 12,916 3,146 Power Realisations (INR/kWh) Jharsuguda 600 MW 2.67 2.34 2.45 2.41 1.90 TSPL2 3.40 3.49 2.91 3.27 3.49 Balco 600 MW 3.21 2.93 2.82 2.93 3.14 MALCO—3.21 4.27 5.39 -HZL Wind power 4.04 4.21 4.06 4.21 3.75 Average Realisations1 3.01 2.88 2.71 2.83 2.97 Power Costs (INR/kWh) Jharsuguda 600 MW 3.46 2.82 2.53 2.14 4.47 TSPL2 2.33 2.54 1.93 2.28 2.40 Balco 600 MW 2.19 2.35 1.93 2.14 2.48 MALCO—41.65 4.56 4.40 -HZL Wind power 1.09 0.63 1.04 0.69 1.45 Average costs1 2.72 2.36 2.27 2.10 2.74 1. Average excludes TSPL 2. Based on Availability VEDANTA LIMITED ? FY2018 INVESTOR PRESENTATION 44

Group Structure Vedanta Resources Plc Divisions of Vedanta Limited 79.4% 50.1%? Sesa Iron Ore ? Sterlite Copper (Tuticorin) Konkola ? Power (600 MW Jharsuguda) Copper Vedanta Ltd Mines (KCM)? Aluminium (Odisha aluminium and power assets) ? Cairn Oil & Gas* Subsidiaries of Vedanta Ltd 64.9% 51% 100% 100% Zinc Bharat Talwandi Sabo Zinc India International Aluminium Power (HZL) (Skorpion -100% (BALCO) (1,980 MW) BMM-74%) Note: Shareholding as on Mar 31, 2018 Listed entities Unlisted entities *50% of the share in the RJ Block is held by a subsidiary of Vedanta Ltd

VEDANTA LIMITED ? FY2018 INVESTOR PRESENTATION 45 Results Conference Call Details Results conference call is scheduled at 6:30 PM (IST) on May 3, 2018. The dial-in numbers for the call are given below: Event Telephone Number India: +91 7045671221 Earnings conference call on May 3, 2018 India ? 6:30 PM (IST) Toll free: 1800 120 1221 Universal access: +91 22 7115 8015 +91 22 6280 1114 Toll free number Singapore ? 9:00 PM (Singapore Time) 800 101 2045 Toll free number Hong Kong ? 9:00 PM (Hong Kong Time) 800 964 448 Toll free number UK ? 2:00 PM (UK Time) 0 808 101 1573 Toll free number US ? 9:00 AM (Eastern Time) 1 866 746 2133 http://services.choruscall.in/diamondpass/registration?confirmationNumber=52 For online registration 67915 Mumbai Replay of Conference Call +91 22 7194 5757 (May 3, 2018 to May 9, 2018) Passcode: 93937# VEDANTA LIMITED ? FY2018 INVESTOR PRESENTATION 46